September 25, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Wilson K. Lee, Senior Accountant
Peter McPhun, Staff Accountant

Re:    First Potomac Realty Trust
Form 10-K for the fiscal year ended December 31, 2014
Filed February 20, 2015
File No. 001-31824

Dear Mr. Lee:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by e-mail on September 17, 2015, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 of First Potomac Realty Trust, a Maryland real estate investment trust (the “Company”), which was filed with the Commission on February 20, 2015.

For ease of review, the Staff comment contained in your September 17, 2015 letter is reprinted below in bold and is followed by the Company’s corresponding response thereto.

Form 10-K for the year ended December 31, 2014

Form 10-Q for the three months ended March 31, 2015 and the three and six months ended June 30, 2015

Exhibit 31.2

1.
We note that paragraph 2 of the Executive Vice President and Chief Financial Officer certifications filed in Exhibit 31.2 duplicates paragraph 4 and excludes the language for paragraph 2 outlined within Item 601(b)(31) of Regulation S-K. Please amend your filings to include corrected certifications that contain the required statement.

RESPONSE:    As discussed telephonically with the Staff, the Company will file abbreviated amendments to the above-referenced quarterly reports on Form 10-Q, which will include corrected certifications.

Securities and Exchange Commission
Mr. Wilson K. Lee
September 25, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions regarding this response letter or if we can be of any further assistance, please contact the undersigned at (240) 223-0705.

Sincerely,

/s/Andrew P. Blocher

Andrew P. Blocher
Executive Vice President and Chief Financial Officer

cc:    Douglas J. Donatelli
Michael H. Comer
Samantha S. Gallagher, Esq.